SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September 2007

Commission File Number 000-51690

Baja Mining Corp.

(Translation of registrant’s name into English)

2350 – 1177 West Hastings Street,

Vancouver, British Columbia T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

TABLE OF CONTENTS

1.

News Release dated September 13, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baja Mining Corp. (Registrant)

Date: September 13, 2007	By:	/s/ John Greenslade John Greenslade President

2350 – 1177 West Hastings Street Vancouver, B.C. V6E 2K3Phone: 604-685-2323 Fax: 604-629-5228 www.bajamining.com
September 13, 2007	TSX:BAJ

PRESS RELEASE

BAJA MINING ANNOUNCES PRIVATE PLACEMENT OF CDN$45+ MILLION

Baja Mining Corp. (the “Company”) is pleased to announce that it has reached agreements for the private placement (the “Offering”) of 24,215,000 Units at a price of $1.86 per Unit for gross proceeds of $45,039,900.

The Offering will consist of a non-brokered placement of 16,150,000 Units and an underwriting on a “Bought Deal” basis of a further 8,065,000 Units by Versant Partners, of Toronto, Ontario. Commissions will be paid in accordance with industry standards.

Each unit shall consist of one common share and 0.65 of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of the Company at a price of $2.50 for 60 months from the closing date.

In the event that the common shares of the Company trade on the Toronto Stock Exchange (“TSX”) (or any other stock exchange on which the common shares of the Company are then listed )at a closing price of greater than $5.00 per common share for a period of 20 consecutive trading days at any time after the applicable hold period, the Company may accelerate the expiry date of the Warrants by giving notice to the holder hereof and in such case the Warrants will expire on the 60th day after the date on which such notice is given by the Company.

The proceeds of the Offering will be applied to the development, construction and working capital costs of the El Boleo project (the “Project”) located in Santa Rosalia, Baja California Sur, Mexico, which is 100% owned by the Company.

The Offering will be effected pursuant to prospectus exemptions under applicable securities legislation and may close in two or more tranches. The Offering is subject to receipt of all necessary corporate and regulatory approvals, including the acceptance of the TSX.  The shares and warrants issued in the placement will be subject to a four-month “hold period” under applicable securities legislation and stock exchange rules.

At close of market on September 12, 2007, there were 113,551,509 common shares of the Company issued and outstanding.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s expected completion of securities documentation, timing and approval of regulatory authorities, expected timing of closing date, and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.